UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 November 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


'Statement re Legal Proceeding' dated 03 November 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 03, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 03, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                                 3 November 2006

                                  BARCLAYS PLC

                        STATEMENT RE: LEGAL PROCEEDINGS


Barclays PLC and Enron Corp. have reached an agreement to settle the litigation arising from Enron's bankruptcy estate in the U.S. Bankruptcy Court for the Southern District of New York.

Under the terms of the settlement, which follows similar settlements between Enron and many of its creditors after the company declared bankruptcy, Barclays will make a payment of $144 million in cash to Enron to settle all claims asserted against it by Enron in the litigation and Enron will allow Barclays claims filed in the bankruptcy totalling $310 million.

Barclays has agreed to a negotiated settlement of the claims in this matter because this is preferable to the time, expense and unpredictability of litigation. Barclays believes that it is in the best interests of shareholders that the litigation is resolved. The resolution reflects Barclays lesser role relative to others involved in the litigation surrounding Enron's bankruptcy. The settlement will have no impact on Barclays earnings in 2006 as an adequate provision had already been made for the likely cost in prior periods.

In reaching the settlement, Barclays has denied any wrong-doing or liability. The settlement is subject to the approval of the United States Bankruptcy Court in the Southern District of New York and other conditions.

This action, which was brought by the Enron estate, is a separate action from the principal class action pending in the federal court in Houston, Texas, from which Barclays has been dismissed, and the other actions that have been consolidated and coordinated therewith.


                                    - ENDS -



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